Mail Stop 3561

March 28, 2008

<u>By U.S. Mail</u>

Mr. Paul Barry
Chief Financial Officer
701 Ninth Street NW
Washington, DC 20068

      Re: **PEPCO Holdings, Inc.**
              Form 10-K for the year ended December 31, 2006
              Filed March 1, 2007
              File No. 1-31403

Dear Mr. Barry:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                       Sincerely,

                       Jim Allegretto
                       Senior Assistant Chief Accountant